UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934*






                       AUTOBYTEL.COM INC.
-------------------------------------------------------------
                        (Name of Issuer)

                 Common Stock, $0.001 par value
-------------------------------------------------------------
                 (Title of Class of Securities)

                          05275N 10 6
-------------------------------------------------------------
                         (CUSIP Number)

                       December 31, 2000
-------------------------------------------------------------
             (Date of Event which Requires Filing of
                         this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)

[   ]    Rule 13d-1(c)

[ X ]    Rule 13d-1(d)

-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05275N 10 6          13G


1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter R. Ellis
-------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a) [ X ]
                                                    (b) [   ]
-------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------------------------------------------------------
 NUMBER OF    5. SOLE VOTING POWER
   SHARES
BENEFICIALLY     1,574,972 shares of common stock(1)
  OWNED BY       --------------------------------------------
    EACH      6. SHARED VOTING POWER
 REPOTING
   PERSON        0
    WITH         --------------------------------------------
   PERSON     7. SOLE DISPOSITIVE POWER
    WITH
                1,574,972 shares of common stock(1)
                ---------------------------------------------
              8. SHARED DISPOSITIVE POWER

                 0
-------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      1,574,972 shares of common stock(1)
-------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

-------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.7% of shares of outstanding common stock
-------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------

(1) These shares are held in a revocable trust for the benefit of Peter R. Ellis ("Reporting Person 1") and his spouse, Suzanne Ellis ("Reporting Person 2"). Reporting Person 1 and Reporting Person 2 are the trustees of the revocable trust, and each has sole voting and dispositive power over the shares held in the trust.
(*)  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 05275N 10 6          13G

1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Susanne Ellis
-------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a) [ X ]
                                                    (b) [   ]
-------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------------------------------------------------------
 NUMBER OF       5. SOLE VOTING POWER
   SHARES
BENEFICIALLY       1,593,694 shares of common stock(2)
  OWNED BY          ------------------------------------
   EACH          6. SHARED VOTING POWER
 REPORTING
  PERSON            0
   WITH             -----------------------------------------
                 7. SOLE DISPOSITIVE POWER

                    1,593,694 shares of common stock(2)
                    -----------------------------------------
                 8. SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      1,593,694 shares of common stock(2)
-------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


-------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.8% of shares of outstanding common stock
-------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------

(2) These shares are held in three trusts. 1,574,972 shares of the Issuer's common stock are held in a revocable trust for the benefit of Susanne Ellis ("Reporting Person 2") and her spouse, Peter R. Ellis ("Reporting Person 1"). Reporting Person 2 and Reporting Person 1 are the trustees of this trust, and each has sole voting and dispositive power over the shares held in the trust. 18,722 shares of the Issuer's common stock are held in two trusts for the benefit of certain members of Reporting Person 2's immediate family; Reporting Person 2 is the trustee of these trusts, and has sole voting and dispositive power over the shares held in the trusts.

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a) NAME OF ISSUER:

       Autobytel.com Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       18872 MacArthur Boulevard, Irvine, CA 92612


ITEM 2(a) NAME OF PERSONS FILING:

       Peter R. Ellis
       Susanne Ellis

       The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated January 12, 2001 among the Reporting Persons is set forth in Exhibit II hereto and is incorporated herein by reference. The Reporting Persons are husband and wife.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

       1550 Bayside Dr. #2, Corona del Mar, CA 92625

ITEM 2(c) CITIZENSHIP:

       U.S.A.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

       Common Stock

ITEM 2(e) CUSIP NUMBER:

       05275N 10 6

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       N/A

ITEM 4    OWNERSHIP:

       (a)  Amount Beneficially Owned:

               Peter R. Ellis: 1,574,972 (see cover page)
               Susanne Ellis: 1,593,694 (see cover page)

               Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, the Reporting Persons are each deemed to be the beneficial owner of 1,574,972 shares of the Issuer's common stock held in a trust for the benefit of the Reporting Persons. The Reporting Persons, as a group, beneficially own an aggregate of 1,593,694 shares of the Issuer's common stock.

       (b)  Percent of Class:

               Peter R. Ellis: 7.7% (see cover page)
               Susanne Ellis: 7.8% (see cover page)

               The Reporting Persons, as a group, beneficially own an aggregate of 1,593,694 shares of the Issuer's common stock, which represents 7.8% of the class.

       (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               Peter R. Ellis: 1,574,972 (see cover page)
               Susanne Ellis: 1,593,694 (see cover page)

               The Reporting Persons, as a group, have the power to vote an aggregate of 1,593,694 shares of the Issuer's common stock.

         (ii)  shared power to vote or direct the vote: 0

        (iii)  sole power to dispose or to direct the
               disposition of:

               Peter R. Ellis: 1,574,972 (see cover page)
               Susanne Ellis: 1,593,694 (see cover page)

               The Reporting Persons, as a group, have dispositive power over an aggregate of 1,593,694 shares of the Issuer's common stock.

         (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

       N/A

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     PERSON:

       N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
     ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
     COMPANY:

       N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

       See Exhibit I.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP:

       N/A

ITEM 10CERTIFICATION:

       N/A


                            SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

DATE:       January 12, 2001


                                  By:     /s/ Peter R. Ellis
                                     ---------------------------
                                              Peter R. Ellis


                                  By:  /s/ Susanne Ellis
                                     ---------------------------
                                              Susanne Ellis

                            EXHIBIT I

          Peter R. Ellis and Susanne Ellis (collectively, the "Reporting Persons") are husband and wife. The Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

                           EXHIBIT II

                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on
Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Autobytel.com Inc. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of January 12, 2001.

                                  By:  /s/ Peter R. Ellis
                                     -------------------------
                                              Peter R. Ellis


                                  By:  /s/ Susanne Ellis
                                     -------------------------
                                              Susanne Ellis